

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2011

Nicholas Sorge, Sr.
Principal Executive Officer
Empire Global Gaming, Inc.
555 Woodside Avenue
Bellport, NY 11713

>   **Re: Empire Global Gaming, Inc.**
>   **Amendment No. 6 to Registration Statement on Form S-1**
>   **Filed April 7, 2011**
>   **File No. 333-169531**

Dear Mr. Sorge:

  We have reviewed your responses to the comments in our letter dated March 28, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Risk Factors, page 6

  1. Refer to risk factor (5). The audit report is dated March 14, 2011. Please revise as appropriate.

Security Ownership of Certain Beneficial Owners, page 33

  2. We note that the beneficial ownership information has been provided as of March 14, 2011. Please revise to provide the beneficial ownership information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-1

  3. Refer to the going concern paragraph. Please revise to clarify that the Company had a net loss of $128,423 (rather than $86,869) for the period of May 11, 2010 to December 31, 2010 and working capital of $45,577 (rather than $64,294) at December 31, 2010. We would expect these balances to be consistent with the information in the first paragraph of Footnote 2 to the financial statements.

Age of Financial Statements

  4. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Accountants' Consent

5. We note the changes made in response to our prior comments 20 and 21. We further note the auditors have provided a signature date for the consent as of March 14, 2011. In the next amendment, please provide a more recent signature consent date that, for example, will be commensurate with the filing date of the amendment. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Henry C. Casden
     Attorney at Law
     Fax: (760) 406-5799